SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2015
Commission File Number 001-37400

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Shopify Inc.
(Translation of registrant’s name into English)

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150 Elgin Street, 8th Floor
Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit

99.1	Shopify Inc. – Shopify Announces Third-Quarter 2015 Financial Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHOPIFY INC.
(Registrant)

Date: November 4, 2015	By:	/S/ JOSEPH FRASCA
Name: Joseph Frasca Title: General Counsel and Secretary

EXHIBIT 99.1

Shopify Announces Third-Quarter 2015 Financial Results

Revenue Grows 93% Year on Year

Number of Merchants Surpasses 200,000

Gross Merchandise Volume (GMV) Grows 101% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – November 4, 2015 - Shopify Inc. (NYSE:SHOP)(TSX:SH), a leading cloud-based, multichannel commerce platform, today announced strong financial results for the quarter ended September 30, 2015. The third quarter also included a string of product and partnership announcements that further expand the Shopify platform for our 200,000+ merchants.

"We continue to focus the company on making the Shopify platform better. This quarter we introduced many exciting product enhancements, like Shopify Shipping and integrations with Amazon, Facebook and Twitter," said Tobi Lütke, Shopify's CEO. "While these initiatives are still in their early stages, we see strong potential for all of them to contribute to our long-term growth. Multichannel commerce is the future of retail, and we're excited for Shopify to take a bigger and bigger role in determining it."

"Year-on-year revenue growth was strong across both Subscription Solutions and Merchant Solutions, as we continue to attract new merchants and help facilitate their business success," said Russ Jones, Shopify's CFO. "We are revising our full-year outlook upward to reflect our better-than-expected results in the third quarter, as well as the increased momentum we're carrying into the busiest season of the year for retail."

Third-Quarter Financial Highlights

•
Total revenue for the third quarter of 2015 was $52.8 million, a 93% increase from the third quarter of 2014. Within this, Subscription Solutions revenue grew 67% to $29.6 million, driven by an increase in the number of merchants using our platform as reflected in the Monthly Recurring Revenue[1] ("MRR"); and Merchant Solutions revenue grew 141% to $23.2 million, driven primarily by an increase in revenue from Shopify Payments.

•	MRR as of September 30, 2015 was $9.8 million, up 70% compared with $5.7 million on September 30, 2014.

•	Gross Merchandise Volume[2] ("GMV") for the third quarter was $1.9 billion, a 101% increase from the third quarter of 2014.

•	Gross profit grew 77% year on year to $28.7 million for the third quarter of 2015, versus $16.2 million for the third quarter of 2014.

•	Operating loss for the third quarter of 2015 was $4.3 million, compared with an operating loss of $4.1 million for the third quarter of 2014.

•	Adjusted operating loss[3] for the third quarter of 2015 was $2.0 million, compared with $3.2 million for the third quarter of 2014.

•	Net loss for the third quarter of 2015 was $4.7 million, or $0.06 per share, compared with a net loss of $4.3 million, or $0.11 per share, for the third quarter of 2014.

•	Adjusted net loss[3] for the third quarter of 2015 was $2.4 million, or $0.03 per share, compared with an adjusted net loss of $3.4 million, or $0.09 per share, for the third quarter of 2014.

•	At September 30, 2015, Shopify had $191.5 million in cash, cash equivalents and marketable securities, compared with $59.7 million on December 31, 2014.

Third-Quarter Business Highlights

•
Shopify continued to add new channels for merchants to expand their selling opportunities and accommodate the evolving shopping habits of their customers. With the addition of a Shop section on Facebook Pages as well as a "Buy Now" button on Twitter, Shopify merchants can now expand their ability to sell within mobile apps, where consumers are increasingly spending time. These new channels augment Shopify's announcements earlier this year on various buy button initiatives for Facebook, Pinterest, blogs and websites.

•
Shopify was selected by Amazon as the preferred migration solution for Amazon Webstore merchants and is offering tools and services to help merchants integrate with Amazon, including Login and Pay with Amazon, Fulfilment by Amazon and, in the future, Sell on Amazon.

•	Shopify introduced Shopify Shipping, initially offering US merchants the ability to print and buy USPS shipping labels through Shopify for up to 60% savings off retail rates.

•	Shopify launched the sixth Build A Business Competition, together with the New York Stock Exchange, to jumpstart the creation of new businesses on the Shopify platform.

Since the close of the third quarter, Shopify announced a partnership with Uber for UberRUSH delivery services, which gives merchants the ability to offer same-day delivery to their customers in select US cities.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify's control. Please see section below, "Forward-looking Statements".

In addition to the other assumptions and factors described in this press release, Shopify's outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. These statements supersede all prior statements made by Shopify regarding 2015 financial results. All numbers provided in this section are approximate.

For the fourth quarter 2015, Shopify currently expects:

•	Revenues in the range of $59 million to $61 million

•	GAAP operating loss in the range of $7 million to $8 million

•	Adjusted operating loss[3] in the range of $4 million to $5 million, which excludes share-based compensation expenses of $3 million

For the full year 2015, Shopify currently expects:

•	Revenues in the range of $194 million to $196 million

•	GAAP operating loss in the range of $18.5 million to $19.5 million

•	Adjusted operating loss[3] in the range of $9.5 million to $10.5 million, which excludes share-based compensation expenses of $8.4 million and non-recurring sales and use tax of $0.6 million

Quarterly Conference Call

Shopify's management team will hold a conference call to discuss its third-quarter results today, November 4, 2015, at 8:30 a.m. ET. The third-quarter 2015 conference call will be webcast on the investor relations section of Shopify's website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify's Third Quarter 2015 Interim Unaudited Consolidated Financial Statements and Notes and its Third Quarter 2015 Management's Discussion and Analysis are available on Shopify's website at Shopify.com, and will be filed on SEDAR at www.Sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is a leading cloud-based, multichannel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, using enterprise-level technology made available to businesses of all sizes. Shopify currently powers over 200,000 businesses in approximately 150 countries, including: Tesla Motors, Budweiser, Red Bull, LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and non-recurring sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under US GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify's financial outlook and future financial performance. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify's current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify's control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii)our history of losses; (iv)our limited operating history; (v) our ability to innovate; (vi) payments processed through Shopify Payments; (vii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (viii) serious software errors or defects; (ix) a disruption of service; (x)

achieving or maintaining data transmission capacity; (xi) exchange rate fluctuations; and (xii) other one-time events and other important factors disclosed previously and from time to time in Shopify's filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Janet Park
Public Relations Manager
416-238-6705 x 1021
press@shopify.com

SOURCE: Shopify

1Monthly Recurring Revenue or MRR is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2GMV represents the total dollar value of orders processed on the Shopify platform in the period.
3Please refer to "Non-GAAP Financial Measures" in this press release.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts; unaudited)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	$	$	$	$
Revenues
Subscription solutions	29,560	17,690	77,371	46,310
Merchant solutions	23,226	9,656	57,689	23,526
	52,786	27,346	135,060	69,836
Cost of revenues
Subscription solutions	6,414	4,615	16,869	11,741
Merchant solutions	17,629	6,492	42,630	15,913
	24,043	11,107	59,499	27,654
Gross profit	28,743	16,239	75,561	42,182
Operating expenses
Sales and marketing	18,216	11,433	47,847	33,720
Research and development, net of refundable tax credits of $223 and $523 (2014 – $240 and $720)	10,068	6,563	26,181	19,296
General and administrative	4,759	2,352	12,770	6,286
Total operating expenses	33,043	20,348	86,798	59,302
Loss from operations	(4,300)	(4,109)	(11,237)	(17,120)
Other income (expenses)
Interest income, net	57	15	98	38
Foreign exchange loss	(414)	(174)	(1,344)	(431)
	(357)	(159)	(1,246)	(393)
Net loss and comprehensive loss	(4,657)	(4,268)	(12,483)	(17,513)
Basic and diluted net loss per share attributable to shareholders	$(0.06)	$(0.11)	$(0.22)	$(0.45)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	75,901,840	39,036,334	56,229,575	38,850,291

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts; unaudited)

	As at
	September 30, 2015	December 31, 2014
	$	$
Assets
Current assets
Cash and cash equivalents	115,315	41,953
Marketable securities	71,621	17,709
Trade and other receivables	3,836	7,227
Other current assets	4,704	1,495
	195,476	68,384
Long term assets
Long-term marketable securities	4,545	—
Property and equipment	29,105	21,728
Intangible assets	4,140	2,708
Goodwill	2,373	2,373
	40,163	26,809
Total assets	235,639	95,193
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	16,713	12,514
Current portion of deferred revenue	11,013	6,775
Current portion of lease incentives	784	485
	28,510	19,774
Long term liabilities
Deferred revenue	597	394
Lease incentives	9,226	7,293
	9,823	7,687
Commitments and contingencies
Shareholders’ equity
Convertible preferred shares	—	87,056
Common shares	—	4,055
Common stock	228,197	—
Additional paid-in capital	10,656	5,685
Accumulated deficit	(41,547)	(29,064)
Total shareholders’ equity	197,306	67,732
Total liabilities and shareholders’ equity	235,639	95,193

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s; unaudited)

	Nine months ended
	September 30, 2015	September 30, 2014
	$	$
Cash flows from operating activities
Net loss for the period	(12,483)	(17,513)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	5,034	3,363
Stock-based compensation	5,012	2,428
Vesting of restricted shares	267	539
Unrealized foreign exchange loss	1,507	261
Changes in lease incentives	2,232	3,099
Change in deferred revenue	4,442	1,977
Changes in non-cash working capital items	4,788	674
Net cash provided by (used in) operating activities	10,799	(5,172)
Cash flows from investing activities
Purchase of marketable securities	(82,812)	(20,162)
Sale of marketable securities	23,975	—
Acquisitions of property and equipment	(11,367)	(11,143)
Acquisitions of intangible assets	(2,397)	(1,441)
Net cash used in investing activities	(72,601)	(32,746)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	136,251	—
Proceeds from the exercise of stock options	241	115
Net cash provided by financing activities	136,492	115
Effect of foreign exchange on cash and cash equivalents	(1,328)	(361)
Net increase (decrease) in cash and cash equivalents	73,362	(38,164)
Cash and cash equivalents – Beginning of Period	41,953	83,529
Cash and cash equivalents – End of Period	115,315	45,365

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts; unaudited)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	$	$	$	$
GAAP Gross profit	28,743	16,239	75,561	42,182
% of Revenue	54%	59%	56%	60%
add: stock-based compensation	67	54	198	159
Non-GAAP Gross profit	28,810	16,293	75,759	42,341
% of Revenue	55%	60%	56%	61%

GAAP Sales and marketing	18,216	11,433	47,847	33,720
% of Revenue	35%	42%	35%	48%
less: stock-based compensation	325	161	681	451
Non-GAAP Sales and marketing	17,891	11,272	47,166	33,269
% of Revenue	34%	41%	35%	48%

GAAP Research and development	10,068	6,563	26,181	19,296
% of Revenue	19%	24%	19%	28%
less: stock-based compensation	1,248	512	2,853	2,010
Non-GAAP Research and development	8,820	6,051	23,328	17,286
% of Revenue	17%	22%	17%	25%

GAAP General and administrative	4,759	2,352	12,770	6,286
% of Revenue	9%	9%	9%	9%
less: stock-based compensation	628	156	1,547	347
less: Sales and use tax	—	—	566	—
Non-GAAP General and administrative	4,131	2,196	10,657	5,939
% of Revenue	8%	8%	8%	9%

GAAP Operating loss	(4,300)	(4,109)	(11,237)	(17,120)
% of Revenue	(8)%	(15)%	(8)%	(25)%
add: stock-based compensation	2,268	883	5,279	2,967
add: sales and use tax	—	—	566	—
Non-GAAP Operating loss	(2,032)	(3,226)	(5,392)	(14,153)
% of Revenue	(4)%	(12)%	(4)%	(20)%

GAAP Net loss and comprehensive loss	(4,657)	(4,268)	(12,483)	(17,513)
% of Revenue	(9)%	(16)%	(9)%	(25)%
add: stock-based compensation	2,268	883	5,279	2,967
add: sales and use tax	—	—	566	—
Non-GAAP Net loss and comprehensive loss	(2,389)	(3,385)	(6,638)	(14,546)
% of Revenue	(5)%	(12)%	(5)%	(21)%

Non-GAAP net loss per share attributable to shareholders	(0.03)	(0.09)	(0.12)	(0.37)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	75,901,840	39,036,334	56,229,575	38,850,291